SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION OF RELATED-PARTY TRANSACTIONS

Parties	Construtora Norberto Odebrecht S.A. (CNO) and Braskem S.A. (Braskem)
Relationship with the issuer	Braskem and CNO are both subsidiaries of Odebrecht S.A.
Purpose

The parties entered into an Alliance Agreement on May 26, 2014, which contains the general conditions for the rendering of engineering, construction and design services and other activities (ACTIVITIES) to be executed by CNO during conservation and maintenance shutdowns, as well as expansions or modifications of industrial units.

The services are contracted through Specific Activity Agreements (TAE’s), which are signed for each specific demand.

The TAE’s are drafted by an Integrated Project Team formed by representatives from both Parties, which defines the conditions for the execution of each ACTIVITY, which provides for: i) the financial schedule of the activities; ii) the composition of the costs, contingency amounts and price of the activities; iii) the responsibilities matrix of the activities; iv) the work instructions related to the activities; v) the assumptions used to determine the costs, prices and completion dates of the activities; vi) the guaranties and responsibilities related to the activities, as well as any other specifications and details related to the execution of the ACTIVITIES.

The amount of each TAE includes all costs to be incurred with the performance of the services to be rendered by CNO, including any costs with third parties that may be contracted to provide materials and services, as well as CNO’s remuneration, which must be the subject-matter of a rendering of accounts at the end of each agreement. CNO’s remuneration for the execution of the TAE’s under the Alliance Agreement is limited to R$121 million. Such remuneration is calculated as a percentage of the value of the agreement, in accordance with the type of service to be rendered and the payment of a bonus or discount due to penalties that may be determined between the Final Price and the Target-Price.

Based on this system, the total contracted value based on the Alliance Agreement resulting from the sum of the set of TAE’s is determined only at the end of the term of the Alliance Agreement. If the ceiling of CNO’s remuneration mentioned above is reached before the end of the Alliance Agreement, a new contract must be negotiated between the parties.

The scope of the TAEs entered into in June 2017 is detailed in the following item (Main terms and conditions).

Main terms and conditions

TAE 066:

Scope: Management, Supervision and Execution Services of the type Provision of Construction, Assembly and Commissioning Services, including the supply of equipment by CNO, of the New Gas Detection System, to be performed on PJ-0623119 and PJ-0601051, located at TEGAL – Liquefied Gas Terminal in the municipality of Candeias, Bahia.

Duration: from July 5, 2017 to Oct. 29, 2017.

Total Price of TAE 066: one million, six hundred fifty thousand, two hundred seven reais and seventy-one centavos (R$1,650,207.71).

TAE 069:

Scope: Management, Supervision and Execution Services for Construction, Assembly and Commissioning Services, including supply of the consumption materials and equipment, by CNO, to be executed in Tubing and Exchangers during the General Maintenance Shutdown (PGM UNIB 4 RJ), located at the Basic Petrochemicals Unit of BRASKEM in the municipality of Duque de Caxias, Rio de Janeiro.

Duration: from July 17, 2017 to Nov. 30, 2017.

Total Price of TAE 069: six million, two thousand, three hundred sixty-eight reais and fourteen centavos (R$6,002,368.14).

TAE 070:

Scope: Management, Supervision and Execution Services for Construction, Assembly and Commissioning Services, including the supply of equipment by CNO, to be performed on the repowering, with installation of protective barriers, of Blast Furnace BA-4106 located at the Basic Petrochemicals Units of BRASKEM in the municipality of Camaçari, Bahia.

Duration: from August 15, 2017 to Nov. 30, 2017.

Total Price of TAE 070: four million, eight hundred ninety-nine thousand, six hundred forty-two reais and seventy-one centavos (R$4,899,642.71).

The main terms and conditions under said Alliance Agreement were approved in PD.CA/BAK-03/2014, in a meeting of the Board of Directors of Braskem held on May 7, 2014.

Execution date of TAE’s	Execution of TAE 066: June 19, 2017 Execution of TAE 069: June 1, 2017 Execution of TAE 070: June 6, 2017
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

The Alliance Agreement, which provides for the execution of the TAE’s, was considered and voted on by the Board of Directors of Braskem S.A., whose composition includes three members (one sitting and two alternate members) in common with the Board of Directors of CNO. However, such managers did not participate in the negotiation of the transaction as representatives of the issuer.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The commercial conditions established by the TAE were based on industry standards, considering the volumes contracted and technical conditions. Braskem conducted a comparative analysis of its routine agreements, maintenance shutdown agreements and market proposals, in particular, an analysis of labor costs, charges, contractual management fees and profit, and the CNO proposal was deemed technically and commercially competitive. Furthermore, the execution of the Services require compliance with rigorous cost and deadline targets, as well as with high quality and productivity technical standards, including rigorous compliance with environmental, health and safety standards, and CNO fulfilled all requirements. CNO holds long experience in executing the Services under other previous alliance agreements, with its performance reviews always very positive.

The decision-making process involved an analysis and negotiation of the proposal prepared by CNO by the respective Executive Officers of Braskem.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.